Exhibit 99.1

Chanson International Holding Announces the Plan to Grow Its New Coffee

Brand in China

Urumqi, China, December 13, 2023 (GLOBE NEWSWIRE) -- Chanson International Holding (Nasdaq: CHSN) (the “Company” or “Chanson”), a provider of bakery, seasonal, and beverage products in China and the United States, today announced that the Company had reached a significant milestone in the Chinese market by having operated seven new cafés under the Company’s new coffee brand, Soul●Song, in China.

Soul●Song adopts the “blend bean concept,” which emphasizes not only the selection of high-quality coffee beans but also the art of blending different coffee beans. This method allows for the fusion of multiple flavors, the creation of varied and complex flavors, and the provision of a wider range of choices to the customers.

Mr. Gang Li, Chairman of the Board of Directors and Chief Executive Officer of the Company, commented, “China’s consumer market is showing signs of recovery from the COVID-19 pandemic, with consumer preferences becoming increasingly diverse and evolving. We have tailored our new Soul●Song brand to meet these changing tastes. With the successful opening of seven new cafés under the brand, we are poised to continuously expand our footprint in 2024, embarking on a franchise or direct operation model to accelerate the growth of our number of cafés. We believe that Soul●Song is a testament to our capability to align with and appeal to the evolving trend of the customers, helping create long-term value for our shareholders.”

About Chanson International Holding

Founded in 2009, Chanson International Holding is a provider of bakery, seasonal, and beverage products through its chain stores in China and the United States. Headquartered in Urumqi, China, Chanson directly operates stores in Xinjiang, China and New York, United States. Chanson currently manages 39 stores under the “George●Chanson” brand as well as seven cafés under the “Soul●Song” brand in Xinjiang, and four stores in New York City while selling on digital platforms and third-party online food ordering platforms. Chanson offers not only packaged bakery products but also made-in-store pastries and eat-in services, serving freshly prepared bakery products and extensive beverage products. Chanson aims to make healthy, nutritious, and ready-to-eat food through advanced facilities based on in-depth industry research, while creating a comfortable and distinguishable store environment for customers. Chanson’s dedicated and highly-experienced product development teams constantly create new products that reflect market trends to meet customer demand. For more information, please visit the Company’s website: http://ir.chanson-international.net/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

Chanson International Holding
Investor Relations Department
Email: IR@chansoninternational.com

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com